Basset Enterprises, Inc.

3102-3105 Time Square Plaza,

Yitian Road, Futian District

Shenzhen, China

December 29, 2008

Ethan Horowitz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Basset Enterprises, Inc.

Form 10-KSB for Fiscal Year Ended

December 31, 2007

Filed March 13, 2008

File No, 000-51355

Dear Mr. Horowitz,

In connection with our 10-KSB and 10-K/A filings and our supplemental written responses to your comment letter dated December 18, 2008, Basset Enterprises, Inc., a Nevada corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

Basset Enterprises, Inc.

/s/ Madam Sun Keqing, Chief Executive Officer